FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into a gold purchase and sale agreement dated as of December 31, 2015 among Twangiza Mining S.A., as Seller, Banro Corporation and RFW Banro Investments Limited, as Purchaser (the “Stream Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Stream Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Agreement”) to amend certain of the provisions set out in the Stream Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	The Stream Agreement is hereby amended as follows:

(a)	Sections 2.2(f), 5.1(a) and 5.1(d) are hereby amended by replacing “February 15, 2016” with “February 29, 2016”.

(b)	Section 3.3(a) is hereby deleted in its entirety and replaced with the following:

“(a)

the Purchaser shall have secured all regulatory approvals and completed all filings pertaining to this Agreement, including but not limited to those approvals or filings which may be required from or with the relevant departments of the Ministry of Commerce, Development and Reform Commission, State Administration for Foreign Exchange and the State-owned Assets Supervision and Administration Commission of the People’s Republic of China;”

(c)	Section 3.3(n) is hereby deleted in its entirety.

(d)

Clause (ii) in paragraph (bb) in Schedule “D” shall be deleted in its entirety and replaced by the following: “(ii) obligations to Twangiza GFSA Holdings and Auramet International LLC pursuant to gold sale arrangements with Twangiza GFSA Holdings and Auramet International LLC, respectively,”

(e)	Paragraphs #1-3 in Schedule “K” shall be deleted in their entirety and replaced by the following:

“1.

Interest payments under the Note Indenture relating to the March 1, 2016, September 1, 2016 and March 1, 2017 interest payment dates in the amount of $26.23 million to be deposited on the Closing Date with Equity Financial Trust Company, as Trustee under the Note Indenture.

2.	Repayment of the Ecobank DRC loan facility in the amount of $4 million.
3.	Payments to certain major project suppliers in the amount of $8 million.
4.	Financing crushing expansion at the Twangiza Project in the amount of $3.5 million.
5.	Payment of outstanding promissory notes of Twangiza (Barbados) Limited and Namoya (Barbados) Limited in the amount of $0.90 million.
6.	Other corporate and working capital purposes (including the Purchaser’s closing fee and legal fees in respect of this Agreement only) in the amount of $24.87 million.”

2.

Each of the Parties agrees that save and except as amended in this Agreement, all of the terms of the Stream Agreement shall continue in full force and effect and shall be binding on the Parties and the Stream Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Agreement, together with the Stream Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

3.	Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Agreement;

(b)	this Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Agreement is being entered into voluntarily for the purpose set out herein; and

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Agreement and the consideration stated herein is the sole consideration for this Agreement.

4.	Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Agreement and to any matter or thing contemplated pursuant to this Agreement.

5.

This Agreement will read together with the Stream Agreement as if the provisions of this Agreement and the Stream Agreement were contained in one agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Stream Agreement, the provisions of this Agreement will prevail.

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IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the 15th day of February, 2016.

RFW BANRO INVESTMENTS LIMITED

Per:	“Jiongjie Lu”
	Name:	Jiongjie Lu
	Title:	Director

BANRO CORPORATION

Per:	“R.W. Brissenden”
	Name:	R.W. Brissenden
	Title:	Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board